Exhibit 99.8

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 June 2016

James Hardie Industries plc

Index

Page

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of 30 June 2016 and 31 March 2016	F-3

Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended 30 June 2016 and 2015	F-4

Condensed Consolidated Statements of Cash Flows for the Three Months Ended 30 June 2016 and 2015	F-5

Notes to Condensed Consolidated Financial Statements	F-6

James Hardie Industries plc

Condensed Consolidated Balance Sheets

	(Millions of US dollars)

	(Unaudited)
	30 June	31 March
	2016	2016

Assets
Current assets:
Cash and cash equivalents	$ 94.8	$ 107.1
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	20.3	17.0
Accounts and other receivables, net of allowance for doubtful accounts of US$1.0 million and US$1.1 million as of 30 June 2016 and 31 March 2016	172.5	173.3
Inventories	186.0	193.0
Prepaid expenses and other current assets	22.0	18.1
Insurance receivable - Asbestos	16.2	16.7
Workers’ compensation - Asbestos	4.0	4.1

Total current assets	520.8	534.3
Property, plant and equipment, net	856.0	867.0
Insurance receivable - Asbestos	142.3	149.0
Workers’ compensation - Asbestos	45.5	46.8
Deferred income taxes	24.5	25.9
Deferred income taxes - Asbestos	371.4	384.9
Other assets	20.0	21.5

Total assets	$ 1,980.5	$ 2,029.4

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$ 151.3	$ 127.2
Short-term debt - Asbestos	73.9	50.7
Dividends payable	128.7	-
Accrued payroll and employee benefits	36.5	63.0
Accrued product warranties	8.7	12.2
Income taxes payable	14.4	4.8
Asbestos liability	122.3	125.9
Workers’ compensation - Asbestos	4.0	4.1
Other liabilities	15.7	11.9

Total current liabilities	555.5	399.8
Long-term debt	392.4	501.8
Deferred income taxes	85.3	82.1
Accrued product warranties	36.5	33.1
Asbestos liability	1,119.3	1,176.3
Workers’ compensation - Asbestos	45.5	46.8
Other liabilities	16.0	14.7

Total liabilities	2,250.5	2,254.6

Commitments and contingencies (Note 10)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,601,700 shares issued and outstanding at 30 June 2016 and 445,579,351 shares issued and outstanding at 31 March 2016	231.4	231.4
Additional paid-in capital	167.1	164.4
Accumulated deficit	(663.9)	(621.8)
Accumulated other comprehensive (loss) income	(4.6)	0.8

Total shareholders’ deficit	(270.0)	(225.2)

Total liabilities and shareholders’ deficit	$ 1,980.5	$ 2,029.4

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

(Unaudited)

	Three Months
	Ended 30 June

(Millions of US dollars, except per share data)	2016	2015

Net sales	$ 477.7	$ 428.3
Cost of goods sold	(300.9)	(270.7)

Gross profit	176.8	157.6

Selling, general and administrative expenses	(72.0)	(61.5)
Research and development expenses	(7.6)	(7.1)
Asbestos adjustments	20.6	(4.5)

Operating income	117.8	84.5
Interest expense, net of capitalized interest	(6.3)	(6.1)
Interest income	0.2	0.2
Other (expense) income	(0.7)	2.7

Income before income taxes	111.0	81.3

Income tax expense	(23.9)	(21.3)

Net income	$ 87.1	$ 60.0

Income per share:

Basic	$ 0.20	$ 0.13
Diluted	$ 0.19	$ 0.13

Weighted average common shares outstanding (Millions):

Basic	445.6	445.7
Diluted	447.3	447.4

Comprehensive income, net of tax:
Net income	$ 87.1	$ 60.0
Currency translation adjustments	(5.4)	0.6

Comprehensive income:	$ 81.7	$ 60.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

 James Hardie Industries plc

 Condensed Consolidated Statements of Cash Flows

 (Unaudited)

	Three Months
	Ended 30 June

(Millions of US dollars)	2016	2015

Cash Flows From Operating Activities
Net income	$87.1	$60.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19.5	18.2
Deferred income taxes	4.2	0.2
Stock-based compensation	2.6	3.0
Asbestos adjustments	(20.6)	4.5
Excess tax benefits from share-based awards	-	(0.2)
Loss (gain) on disposal of property, plant and equipment, net	1.8	(1.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	20.9	26.0
Accounts and other receivables	(0.8)	(13.9)
Inventories	6.3	(0.6)
Prepaid expenses and other assets	1.3	(4.9)
Insurance receivable - Asbestos	2.4	3.0
Accounts payable and accrued liabilities	23.5	(5.5)
Asbestos liability	(23.2)	(28.9)
Other accrued liabilities	(9.9)	(3.9)

Net cash provided by operating activities	$115.1	$55.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(17.8)	$(19.0)
Proceeds from sale of property, plant and equipment	-	3.7
Capitalized interest	(0.6)	(1.1)
Acquisition of assets	-	(0.5)

Net cash used in investing activities	$(18.4)	$(16.9)

Cash Flows From Financing Activities
Proceeds from borrowings	$5.0	$35.0
Repayments of borrowings	(115.0)	(50.0)
Proceeds from issuance of shares	0.1	1.0
Excess tax benefits from share-based awards	-	0.2

Net cash used in financing activities	$(109.9)	$(13.8)

Effects of exchange rate changes on cash	$0.9	$0.9

Net (decrease) increase in cash and cash equivalents	(12.3)	25.3
Cash and cash equivalents at beginning of period	107.1	67.0

Cash and cash equivalents at end of period	$94.8	$92.3

Components of Cash and Cash Equivalents
Cash at bank	$80.4	$84.1
Short-term deposits	14.4	8.2

Cash and cash equivalents at end of period	$94.8	$92.3

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1.	Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, Canada, New Zealand, the Philippines and Europe.

Basis of Presentation

The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity. Except as otherwise indicated, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie” or the “Company.” These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2016, which was filed with the United States Securities and Exchange Commission (“SEC”) on 19 May 2016.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the condensed consolidated balance sheet of the Company at 30 June 2016, the condensed consolidated results of operations and comprehensive income for the three months ended 30 June 2016 and 2015 and the condensed consolidated cash flows for the three months ended 30 June 2016 and 2015.

The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity) into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	30 June
(US$1 = A$)	2016	2016	2015

Assets and liabilities	1.3060	1.3447	1.3028
Statements of operations	n/a	1.3410	1.2854
Cash flows - beginning cash	n/a	1.3060	1.3096
Cash flows - ending cash	n/a	1.3447	1.3028
Cash flows - current period movements	n/a	1.3410	1.2854

The results of operations for the three months ended 30 June 2016 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2016 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Reporting Segments

During the quarter ended 30 June 2016, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker (“CODM”) for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2016 and for the three months ended 30 June 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 14 for further details on segment reporting.

Reclassifications

In the condensed consolidated statements of cash flows for the three months ended 30 June 2015, the Company reclassified certain tax accounts between Accounts payable and accrued liabilities and Other accrued liabilities, both of which are included in operating assets and liabilities within the operating activities section of the cash flow.

2.	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after 15 December 2017. Also, early adoption is permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. In April 2016, the FASB issued ASU No. 2016-10, which provides clarification on identifying performance obligations and the licensing implementation guidance, and has the same effective date and transition requirements for ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-11, which rescinds certain SEC observer comments in the revenue recognition guidance. In May 2016, the FASB issued ASU No. 2016-12, which provides clarification on assessing collectability, presenting sales taxes, measuring noncash consideration, and certain transition matters, and has the same effective date and transition requirements for ASU No. 2014-09. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected a transition approach to implement these new standards.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company adopted ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The balances at 31 March 2016 of US$1.6 million and US$9.4 million were reclassified from Prepaid expenses and other current assets and Other assets, respectively, and are now included as an offset to Long-term debt in accordance with ASU No. 2015-03.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. New disclosures will include qualitative and quantitative requirements to provide additional information about the amounts recorded in the financial statements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected the transition approach to implement this new standard.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

3.	Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Stock Method that would have been outstanding if the dilutive stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2016	2015

Basic common shares outstanding	445.6	445.7
Dilutive effect of stock awards	1.7	1.7

Diluted common shares outstanding	447.3	447.4

(US dollars)	2016	2015

Net income per share - basic	$0.20	$0.13
Net income per share - diluted	$0.19	$0.13

Potential common shares of 1.1 million and 0.8 million for the three months ended 30 June 2016 and 2015, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS using the Treasury Stock Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

4.  Restricted Cash and Cash Equivalents

Included in Restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 June 2016 and 31 March 2016, which restricts the cash from use for general corporate purposes.

5.  Inventories

Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2016	2016

Finished goods	$132.5	$144.4
Work-in-process	7.0	5.7
Raw materials and supplies	53.1	50.7
Provision for obsolete finished goods and raw materials	(6.6)	(7.8)

Total inventories	$186.0	$193.0

As of 30 June 2016 and 31 March 2016, US$30.7 million and US$32.1 million, respectively, of the Company’s finished goods inventory was held at third-party locations.

6.  Long-Term Debt

At 30 June 2016, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 5.1% and 4.5% at 30 June 2016 and 31 March 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 5.3 years and 5.6 years at 30 June 2016 and 31 March 2016, respectively.

Revolving Credit Facility

In December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s condensed consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 30 June 2016 and 31 March 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.7 million and US$3.9 million, respectively.

The amount drawn under the Revolving Credit Facility was US$80.0 million and US$190.0 million at 30 June 2016 and 31 March 2016, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.1% and 2.0% at 30 June 2016 and 31 March 2016, respectively.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. We also pay a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

The Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 30 June 2016, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on the Company’s condensed consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$2.1 million and US$2.2 million at 30 June 2016 and 31 March 2016, respectively. The debt issuance costs have an unamortized balance of US$6.8 million and US$7.1 million at 30 June 2016 and 31 March 2016, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Subsequent to 30 June 2016, in July 2016, James Hardie International Finance Limited completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. The senior notes issued and sold pursuant to the re-offering constitute a further issuance of, and are consolidated with, the US$325.0 aggregate principal amount of 5.875% senior notes issued by James Hardie International Finance Limited in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same terms (other than issue date and issue price) as those of the new outstanding notes and were sold at an offering price of 103.00% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). The net proceeds from this re-offering will be used for general corporate purposes. Following the completion of this re-offering, the aggregate principal amount of senior notes due 2023 is US$400.0 million.

The senior notes are guaranteed by each of James Hardie International Group Limited, James Hardie Building Products Inc. and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of James Hardie International Group Limited, James Hardie Building Products Inc., James Hardie Technology Limited and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 30 June 2016, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

7.  Asbestos

In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.

Asbestos Adjustments

Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s condensed consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income. The asbestos adjustments for the three months ended 30 June 2016 and 2015 were income of US$20.6 million and an expense of US$4.5 million, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Claims Data

The following table shows the activity related to the number of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended	For the Years Ended 31 March
	30 June 2016	2016	2015	2014	2013	2012

Number of open claims at beginning of period	426	494	466	462	592	564
Number of new claims	154	577	665	608	542	456
Number of closed claims	161	645	637	604	672	428
Number of open claims at end of period	419	426	494	466	462	592
Average settlement amount per settled claim	A$ 224,150	A$ 248,138	A$ 254,209	A$ 253,185	A$ 231,313	A$ 218,610
Average settlement amount per case closed	A$ 204,659	A$ 218,900	A$ 217,495	A$ 212,944	A$ 200,561	A$ 198,179
Average settlement amount per settled claim	US$ 167,151	US$ 182,763	US$ 222,619	US$ 236,268	US$ 238,615	US$ 228,361
Average settlement amount per case closed	US$ 152,616	US$ 161,229	US$ 190,468	US$ 198,716	US$ 206,892	US$ 207,019

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial Pty Ltd. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information; however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its condensed consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	30 June	31 March
(Millions of US dollars)	2016	2016
Asbestos liability – current	$(122.3)	$(125.9)
Asbestos liability – non-current	(1,119.3)	(1,176.3)

Asbestos liability - Total	(1,241.6)	(1,302.2)

Insurance receivable – current	16.2	16.7
Insurance receivable – non-current	142.3	149.0

Insurance receivable – Total	158.5	165.7

Workers’ compensation asset – current	4.0	4.1
Workers’ compensation asset – non-current	45.5	46.8
Workers’ compensation liability – current	(4.0)	(4.1)
Workers’ compensation liability – non-current	(45.5)	(46.8)

Workers’ compensation – Total	-	-

Loan facility	(73.9)	(50.7)
Other net liabilities	(2.1)	(1.0)
Restricted cash and cash equivalents of the AICF	20.3	17.0

Net Unfunded AFFA liability	$(1,138.8)	$(1,171.2)

Deferred income taxes – non-current	371.4	384.9

Income tax payable	2.7	19.6

Net Unfunded AFFA liability, net of tax	$(764.7)	$(766.7)

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, at 30 June 2016:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2016	$(1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)
Asbestos claims paid[2]	22.8				(22.8)		-
AICF claims-handling costs incurred (paid)	0.3				(0.3)		-
AICF operating costs paid - non claims-handling					(0.4)		(0.4)
Insurance recoveries		(2.4)			2.4		-
Movement in Income Tax Payable			(2.8)			(16.3)	(19.1)
Funds received from NSW under loan agreement				(25.3)	25.3		-
Other movements			0.3		0.3	(1.2)	(0.6)
Effect of foreign exchange[3]	37.5	(4.8)	(11.0)	2.1	(1.2)	(0.5)	22.1

Closing Balance - 30 June 2016	$(1,241.6)	$158.5	$371.4	$(73.9)	$20.3	$0.6	$(764.7)

1

Other assets and liabilities include an offset to income tax payable of US$2.7 million and US$19.6 million at 30 June 2016 and 31 March 2016, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$2.1 million and US$1.0 million at 30 June 2016 and 31 March 2016, respectively.

2	Claims paid of US$22.8 million reflects A$30.6 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

3

The Asbestos adjustments of US$20.6 million on the Company’s condensed consolidated statements of operations and comprehensive income include the effect of foreign exchange above of US$22.1 million, which is partially offset by the loss on the foreign currency forward contract associated with the AICF payment. Refer to footnote 8 for further details.

AICF Funding

On 1 July 2016, the Company made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of its free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2016 operating cash flows of US$260.4 million. For the three months ended 30 June 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

AICF – NSW Government Secured Loan Facility

AICF may borrow up to an aggregate amount of A$320.0 million (US$238.0 million, based on the exchange rate at 30 June 2016) from the New South Wales (“NSW”) Government. The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

At 30 June 2016 and 31 March 2016, AICF had an outstanding balance under the AICF Loan Facility of US$73.9 million and US$50.7 million, respectively.

8.	Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other (expense) income.

The forward contracts at 30 June 2016 were primarily related to the dividends announced in May 2016, and the AICF payment paid in July 2016. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other (expense) income.

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of US$4.0 million and US$3.7 million at 30 June 2016 and 31 March 2016, respectively, which is included in Accounts payable and accrued liabilities.

At 30 June 2016, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 3.2 years. For the three months ended 30 June 2016, the Company included in Other (expense) income an unrealized loss of US$0.4 million and a realized loss of US$0.3 million on interest rate swap contracts. For the three months ended 30 June 2015, the Company included in Other (expense) income an unrealized gain of US$0.8 million on interest rate swap contracts. Included in Interest expense was a realized loss on settlements of interest rate swap contracts of US$0.6 million for the three months ended 30 June 2015.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Foreign Currency Forward Contracts

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other (expense) income at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates.

The forward contracts had an unrealized loss of US$1.9 million in the three months ended 30 June 2016. This loss was partially offset by the US$1.4 million gain on the revaluation of the liability associated with the AICF payment and the US$0.5 million gain on the revaluation of the dividends payable balance, for a net impact of nil in Other (expense) income.

The forward contracts had an unrealized loss of US$2.8 million in the three months ended 30 June 2015. This loss was partially offset by the $2.6 million gain on the revaluation of the dividends payable balance, for an ending loss in Other (expense) income of US$0.2 million.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of off-set exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments.

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2016		31 March 2016
	30 June 2016	31 March 2016	Assets	Liabilities	Assets	Liabilities

Derivatives not accounted for as hedges

Interest rate swap contracts	$100.0	$100.0	$-	$4.0	$-	$3.7

Foreign currency forward contracts	215.7	0.4	-	1.9	-	-

Total	$315.7	$100.4	$-	$5.9	$-	$3.7

9.	Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 30 June 2016, the Company’s financial instruments consist primarily of Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables, Revolving Credit Facility, Senior unsecured notes, Interest rate swaps and Foreign currency forward contracts.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables and Revolving Credit Facility – The carrying amounts for these items approximates their respective fair values due to the short maturity of these instruments.

Senior unsecured notes - The Company’s senior unsecured notes have an estimated fair value of US$333.9 million at 30 June 2016 based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Interest rate swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign currency forward contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 June 2016 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 30 June 2016	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3

Liabilities
Interest rate swap contracts included in Accounts payable and accrued liabilities	$4.0	$-	$4.0	$-
Forward contracts included in Other liabilities	1.9	-	1.9	-

Total Liabilities	$5.9	$-	$5.9	$-

10.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these financial statements.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

11.  Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2016, the Company paid tax net of any refunds received of US$6.0 million in Ireland, the United States, Canada, New Zealand and the Philippines.

Deferred income taxes include European and Australian net operating loss carry-forwards. At 30 June 2016, the Company had European tax loss carry-forwards of approximately US$6.6 million and Australian tax loss carry-forwards of approximately US$16.2 million, that are available to offset future taxable income in the respective jurisdiction.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 30 June 2016, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2016, the Company recognized a tax deduction of US$9.2 million (A$12.3 million) for the current year relating to total contributions to AICF of US$221.2 million (A$246.2 million) incurred in tax years 2013 through 2016.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2013 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2012.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognized Tax Benefits

As of both 30 June 2016 and 31 March 2016, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognized tax benefits that, if recognized, would impact the effective tax rate is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the three months ended 30 June 2016 and 2015, the total amount of interest and penalties recognized in tax expense was nil and US$0.2 million, respectively. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s condensed consolidated balance sheets.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

12.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2016	2015

Liability Awards Expense	$1.7	$1.9
Equity Awards Expense	2.6	3.0

Total stock-based compensation expense	$4.3	$4.9

As of 30 June 2016, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$12.1 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.4 years.

13.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during fiscal years 2015, 2016 and 2017:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date

FY 2016 second half dividend [1]	0.29	129.2	19 May 2016	9 June 2016	5 August 2016

FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

1

The FY2016 second half dividend total amount of US$129.2 million represents the value of the dividend declared. Any difference between the amount declared and the amount payable per the Company’s condensed consolidated balance sheets is due to unrealized foreign exchange gain or loss associated with the change in the dividend liability between the record date and the balance sheet date.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

On 19 May 2016, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. No shares were repurchased or cancelled under this program for the three months ended 30 June 2016.

14.  Operating Segment Information and Concentrations of Risk

During the quarter ended 30 June 2016, the Company changed its reportable operating segments. Previously, the Company maintained three operating segments: (i) North America and Europe Fiber Cement; (ii) Asia Pacific Fiber Cement and (iii) Research and Development. Beginning in the quarter ended 30 June 2016, the Company replaced the North America and Europe Fiber Cement and Asia Pacific Fiber Cement segments with three new segments: (i) North America Fiber Cement; (ii) International Fiber Cement; and (iii) Other Businesses. There were no changes to the Research and Development segment. The Company has revised its historical segment information at 31 March 2016 and for the three months ended 30 June 30 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.

The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The International Fiber Cement segment includes all fiber cement manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Three Months Ended 30 June
(Millions of US dollars)	2016	2015

North America Fiber Cement	$370.3	$322.9
International Fiber Cement	102.9	101.2
Other Businesses	4.5	4.2

Worldwide total	$477.7	$428.3

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

	Income Before Income Taxes Three Months Ended 30 June
(Millions of US dollars)	2016	2015

North America Fiber Cement[1]	$94.6	$91.0
International Fiber Cement[1,6]	23.9	20.0
Other Businesses	(1.4)	(2.0)
Research and Development[1]	(6.1)	(6.0)

Segments total	111.0	103.0
General Corporate[2]	6.8	(18.5)

Total operating income	117.8	84.5
Net interest expense [3]	(6.1)	(5.9)
Other (expense) income	(0.7)	2.7

Worldwide total	$111.0	$81.3

	Total Identifiable Assets
(Millions of US dollars)	30 June 2016	31 March 2016

North America Fiber Cement[4]	$875.5	$889.7
International Fiber Cement	324.1	324.0
Other Businesses	28.1	27.7
Research and Development	13.0	13.6

Segments total	1,240.7	1,255.0
General Corporate[5]	739.8	774.4

Worldwide total	$1,980.5	$2,029.4

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales to Customers[1] Three Months Ended 30 June
(Millions of US dollars)	2016	2015

North America	$374.7	$327.1
Australia	62.2	61.5
New Zealand	17.1	15.8
Other Countries	23.7	23.9

Worldwide total	$477.7	$428.3

	Total Identifiable Assets
(Millions of US dollars)	30 June 2016	31 March 2016

North America	$911.2	$925.1
Australia	223.8	232.4
New Zealand	27.4	26.5
Other Countries	78.3	71.0

Segments total	1,240.7	1,255.0
General Corporate 4, [5]	739.8	774.4

Worldwide total	$1,980.5	$2,029.4

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

[1]	The following table summarizes research and development costs by segment:

	Three Months Ended 30 June
(Millions of US dollars)	2016	2015

North America Fiber Cement	$ 1.7	$ 1.4
International Fiber Cement	0.3	0.2
Research and Development[a]	5.6	5.5

	$ 7.6	$ 7.1

[a]	For the three months ended 30 June 2016 and 2015, the R&D segment also included SG&A expenses of US$0.5 million.

[2]	Included in the General Corporate costs are the following:

	Three Months Ended 30 June
(Millions of US dollars)	2016	2015

Asbestos Adjustments	$ 20.6	$ (4.5)
AICF SG&A expenses	(0.4)	(0.5)

[3]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in General Corporate costs. Included in net interest expense is AICF net interest expense of US$0.7 million and AICF net interest income of US$0.1 million for the three months ended 30 June 2016 and 2015, respectively. See Note 7 for more information.

[4]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

[5]	Asbestos-related assets at 30 June 2016 and 31 March 2016 are US$601.0 million and US$619.8 million, respectively, and are included in General Corporate.

[6]	Included in the International Fiber Cement segment for the three months ended 30 June 2015 was a gain on the sale of the Australian Pipes business of US$1.7 million.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

15.  Reclassifications Out of Accumulated Other Comprehensive (Loss) Income

During the three months ended 30 June 2016 there were no reclassifications out of Accumulated other comprehensive (loss) income:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance at 31 March 2016	$0.3	$0.5	$0.8

Other comprehensive loss before reclassifications	-	(5.4)	$(5.4)

Balance at 30 June 2016	$0.3	$(4.9)	$(4.6)